Exhibit 99.1

ARC Resources Ltd. confirms December 15, 2014 dividend amount

CALGARY, Nov. 18, 2014 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that a dividend of $0.10 per share designated as an eligible dividend will be paid on December 15, 2014 to shareholders of record on November 28, 2014.  The ex-dividend date is November 26, 2014.  As at November 18, 2014 the trailing twelve-month payments to investors, including the November 17, 2014 payment, total $1.20 per share.

ARC offers a Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP") as optional plans for its shareholders. The DRIP provides the option for Canadian holders of ARC common shares to have their cash dividends reinvested into additional common shares of ARC. The SDP provides the option for shareholders to receive dividends in the form of common shares of ARC in lieu of receiving a cash dividend on the dividend payment date. Common shares issued under the DRIP and SDP are issued at a three per cent discount to the prevailing market price with no broker fees or commissions. Participation in the DRIP and/or SDP is optional; shareholders who do not wish to participate in either plan will continue to receive cash dividends.  Additional information on the DRIP and SDP including the Dividend Reinvestment/Stock Dividend Enrollment Form can be found on the company's website at www.arcresources.com or by contacting your financial institution or investment advisor.  The availability of the SDP and DRIP and the respective terms and conditions are subject to the discretion of ARC's management and the Board of Directors.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $10 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900; ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:32e 18-NOV-14